

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

William Horne
Chief Executive Officer
Ault Disruptive Technologies Corp
11411 Southern Highlands Parkway, Suite 240
Las Vegas, Nevada 89141

> **Re: Ault Disruptive Technologies Corp**
> **Amendment No. 1 to Draft Registration Statement**
> **Response Dated August 27, 2021**
> **CIK No. 0001864032**

Dear Mr. Horne:

We have reviewed your August 27, 2021 response to our comment letter and have the following comment.

Please respond to this letter by either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

Amendment No.1 to Draft Registration Statement submitted on July 26, 2021

Capitalization, page 88

1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation to be provided in your Company's Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

    • Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.
    • The intention is that in all cases the redeemable Class A shareholders will have their

investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

- The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's articles of incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

 You may contact Wilson Lee at 202-551-3468 or Howard Efron at 202-551-3439 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Spencer G. Feldman, Esq.